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VIA EDGAR

August 9, 2019

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 103 to the Registrant’s registration statement on Form N-1A (“PEA 103”) on behalf of the Wasatch Global Select Fund and Wasatch International Select Fund (each, a “Fund” and collectively, the “Funds”) filed on EDGAR on June 10, 2019 that were provided to me by telephone on Tuesday, July 23, 2019 by the Securities and Exchange Commission (the “SEC”).

1.	Summary Section of Prospectus – Fees and Expenses- Fee Table (All Funds)

SEC Comment:        Please remove the line item Distribution/Service (12b-1) Fee from the fee table under “Annual Fund Operating Expenses” as it is not applicable.

Response:        The Registrant will remove the line item as requested.

2.	Summary Section of Prospectus – Fees and Expenses- Fee Table (All Funds)

SEC Comment:        Footnote 2 to the fee table states that Wasatch Advisors, Inc. (Advisor), the Fund’s investment advisor, has contractually agreed to reimburse the Investor Class shares and Institutional Class shares of the Fund for Total Annual Fund Operating Expenses in excess of 1.35% and 0.95%, respectively, of average daily net assets until at least January 31, 2021 (excluding interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs, acquired fund fees and expenses, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of business).

Please supplementally confirm whether either Fund will have dividend expense on short sales/interest expense. If no such investment, please remove “dividend expense on short sales/interest expense) from the footnote parenthetical.

Response:        The Registrant confirms that neither Fund currently intends to engage in short sales; however, Registrant declines to make the change because the parenthetical describes important contractual exclusions in the expense limitation agreement between the Funds and the Advisor should the Funds ever engage in short sales.

3.	Summary Section of Prospectus – Principal Strategies (All Funds)

SEC Comment:        Each Fund states it will invest in “equity securities”. Please define equity securities and include corresponding principal risks as necessary.

Response:        The Registrant will revise the principal strategies for each Fund and include the following disclosure:

“Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, ~~issued by~~ of companies…”

A corresponding Equity Securities principal risk disclosure is currently included in the Principal Risk section of each Fund.

4.          Summary Section of Prospectus – Wasatch Global Select Fund – Principal Strategies

SEC Comment:        The first paragraph states that “Under normal market conditions, we will invest the Fund’s assets in the equity securities issued by foreign and domestic companies. The Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States. The Fund may invest a significant portion of its total assets in companies economically tied to foreign countries (under normal market conditions, we expect at least 40% of its assets to be invested in companies economically tied to a foreign country, or if conditions are not favorable, 30% of its assets to be invested in companies economically tied to a foreign country). We will generally consider a company to be economically tied to a foreign country when it is listed on a foreign exchange, or, regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in a foreign country.”

In adopting release of Rule 35d-1 (Rel. No. 24828), Footnote 42 states that the terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Please explain supplementally, and expressly describe how the Fund will invest its assets in investments that are tied economically to a number of different countries throughout the world.

For example, the Fund may invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States, or if conditions are not favorable, invest at least 30% of its assets outside the United States. Alternatively, the Fund may invest “primarily” or “a majority of its assets” in non-U.S. securities.

Response:   The Registrant will revise the first paragraph to read as follows:

“Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, ~~issued by~~ of foreign and domestic companies. The Fund ~~may~~ will invest a significant portion of its total assets in companies economically tied to foreign countries, which may include countries in developed, emerging or frontier markets. Under normal market conditions, we expect at least 40% of its assets to be invested in companies economically tied to a foreign country, or if conditions are not favorable, 30% of its assets to be invested in companies economically tied to a foreign country. We will generally consider a company to be economically tied to a foreign country when it is listed on a foreign exchange, or, regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in a foreign country. The Fund’s investments may be diversified across multiple countries or geographic regions, or may be focused on a select geographic region or market, although the Fund will, under normal market conditions, have investments in a minimum of three different countries.”

5.          Summary Section of Prospectus – Wasatch Global Select Fund – Principal Strategies

SEC Comment:   The first sentence of the second paragraph states that: “The Fund may invest a significant amount of its total assets at the time of purchase in securities issued by companies domiciled in emerging markets and frontier markets, which are those countries currently included in the MSCI EFM (Emerging + Frontier Markets) Index.”

Please quantify what the Registrant considers significant amount. In addition, will the Fund invest in issuers not included in the MSCI EFT Index.

Response:   With the change to the principal strategy in Response 4, above, Registrant believes this disclosure has been revised to clarify that the Fund’s foreign exposure can be to developed, emerging or frontier markets. There is not a separate percentage test for emerging or frontier markets. In addition to foreign securities risk disclosure, the Registrant includes specifically frontier and emerging markets risk as principal risks for the Fund.

6.          Summary Section of Prospectus – Principal Strategies (All Funds)

SEC Comment:   The fifth paragraph of Wasatch Global Select Fund and sixth paragraph of Wasatch International Select Fund states that: “The Fund may invest a large percentage of its assets in a few sectors. The current list of recognized sectors includes communications services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.”

Please revise the phrase “current list of recognized sectors” into plain English. In addition, please clarify “large percentage” and if a sector has a particular allocation percentage please so state.

Response:      The Registrant notes that a Fund’s allocation to a particular sector will be a function of the investment opportunities identified by the Adviser and therefore such allocations will fluctuate over time.

The Registrant does not have a principal investment strategy to invest in a particular sector or industry therein. Registrant has therefore disclosed that the Fund’s exposure to a particular sector may vary from time to time, and as of the date of the prospectus, the Registrant has highlighted those sectors in which the Fund has particular exposure which include consumer staples, energy, financials, health care, industrials, information technology, real estate and utilities, and the types of businesses that are generally included in such sectors. Registrant believes that the risk disclosure adequately addresses the Fund’s principal risks in this regard.

Registrant has, however, revised the disclosure in the Principal Strategies section of the summary to read as follows:

The Fund may invest a large percentage of its assets (greater than 5%) in a few sectors. These sectors include communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.

7.          Summary Section of Prospectus –Principal Strategies (All Funds)

SEC Comment:   The seventh paragraph of Wasatch Global Select Fund and eighth paragraph of Wasatch International Select Fund state that: “The Fund may invest in early stage companies.” Please define “early stage companies.”

Response:   Registrant will revise the disclosure to read as follows:

At times, we may invest in early stage companies, which are companies that may be unproven and that may have limited or no earnings history, if we believe they have outstanding long term growth potential.

8.          Summary Section of Prospectus –Principal Strategies (All Funds)

SEC Comment:   The eighth paragraph of the Wasatch Global Select Fund and tenth paragraph of Wasatch International Select Fund states that: “The Fund is non-diversified, meaning that it can concentrate investments in a more limited number of issuers than a diversified fund.” Please use a different term other than “concentrate”. This term may be confusing to potential investors.

Response:   The Registrant will revise the disclosure to read as follows:

The Fund is classified as a non-diversified mutual fund, which means that the Fund may invest a larger percentage of its assets in the securities of a small number of issuers than a diversified fund.

9.          Summary Section of Prospectus –Principal Risks (All Funds)

SEC Comment:   The Principal Risks for each Fund is lengthy and should be a summary. Please consider revising.

Response:   Registrant believes the disclosure is appropriate and necessary to accurately and effectively describe the risks related to the principal strategies as required by Items 4(b) and 9(c) of Form N-1A.

10.         Summary Section of Prospectus — Wasatch Global Select Fund – Principal Risks

SEC Comment:   In the Principal Risks there is an “Indian Market and Region Risk” and “Japan Risk.” Please include appropriate disclosure in Item 4 Principal Strategies regarding such investments.

Response:   The Registrant will revise the disclosure to read as follows:

The Fund may invest a significant portion of its assets (greater than 5%) in a particular region or market, including India and Asia (particularly Japan).

11.         Summary Section of Prospectus — Wasatch Global Select Fund – Principal Risks

SEC Comment: In the Principal Risks section there is a “Small Company Risk” and “Sector and Industry Weightings Risk.” Please add micro, medium and large company risk if applicable. With respect to Sector and Industry Weightings Risk, please supplementally confirm that there is no industry weighting for sectors. If yes, please revise Principal Strategies accordingly for both risks.

Response:   Registrant confirms there is no requirement to be invested in any sector or to invest any particular weight in an industry in any particular sector. The Fund may invest in foreign and domestic companies of all market capitalizations. It is not a principal investment strategy to focus on micro-cap, mid-cap or large-cap stocks. Management has already included risk disclosure of small and early stage company risk and believes that medium and large company risk is already encompassed in the current equity securities risk disclosure.

12.         Summary Section of Prospectus — Wasatch Global Select Fund – Portfolio Management – Portfolio Managers

SEC Comment:   Instruction 2 to Item 5 of Form N-1A states that if a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group. If more than five persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio.

Please confirm that the disclosure complies with Instruction 2 to Item 5(b) of Form N-1A.

Response:   Registrant confirms that the disclosure complies with the instruction.

13.         Summary Section of Prospectus – Wasatch International Select Fund – Principal Strategies

SEC Comment:   The first paragraph states that: “The Fund invests primarily in foreign companies of all market capitalizations.” The second paragraph states that “Under normal market conditions, we will invest the Fund’s assets in the equity securities of companies that are tied economically to at least five of the countries included in the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ex USA Small Cap Index. We will generally consider a company to be economically tied to a foreign country when it is listed on a foreign exchange, or, regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in a foreign country.”

(a)         Please explain how the Fund will achieve its strategy of investing in foreign companies of all market capitalizations if the fund is investing in a small cap index, the MSCI ASCWI ex USA Small Cap Index.

(b)         In adopting release of Rule 35d-1 (Rel. No. 24828), Footnote 42 states that the terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Please explain supplementally and expressly describe how the Fund will invest its assets in investments that are tied economically to a number of different countries throughout the world.

For example, the Fund may invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States, or if conditions are not favorable, invest at least 30% of its assets outside the United States. Alternatively, the Fund may invest “primarily” or “a majority of its assets” in non-U.S. securities.

Response:   Please see the response to Comment 14, below. Registrant will use the MSCI EAFE Index to define the list of countries in which the Fund may invest. The Fund is not an index fund investing in the component securities of the index. The Fund is investing in foreign companies of all capitalizations from among the foreign countries included in this international index.

14.         Summary Section of Prospectus – Wasatch International Select Fund – Principal Strategies

SEC Comment: The third paragraph states that: “The Fund may invest a significant amount of its total assets at the time of purchase in securities issued by companies domiciled in emerging markets and frontier markets, which are those countries currently included in the MSCI EFM (Emerging + Frontier Markets) Index. These companies typically are located in the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America, and Africa.”

Please explain the nexus between the third and second paragraphs in the section with respect to the test of investments that are tied economically to a number of different countries throughout the world.

Response:   The nexus of the third paragraph was to the emerging and frontier markets risk disclosures more than to the international investing strategy. Registrant has determined that it will not be a principal investment strategy of the Fund to invest in securities of companies economically tied to emerging markets or frontier markets, however it remains a non-principal strategy. The Registrant therefor will revise the second paragraph as follows:

Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities, typically common stock, of companies tied economically to developed markets, which are those countries currently included in the MSCI

EAFE Index, excluding the United States. We will generally consider a company to be economically tied to a foreign country when it is listed on a foreign exchange, or, regardless of where it is listed, it is legally domiciled in a foreign country, has at least 50% of its assets in a foreign country, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in a foreign country.

Additionally, it will be a non-principal strategy of the Fund to invest in securities of companies economically tied to emerging markets and, to an even lesser degree, frontier markets. For that reason, the third paragraph will be removed, and the corresponding emerging markets and frontier markets principal risk disclosures will be moved to Additional Information section of the Prospectus, and denoted as non-principal risks.

15.         Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:         Please distinguish between principal investment strategies and non-principal strategies for each Fund.

Response:      The Registrant believes that the current prospectus already distinguishes between principal and non-principal strategies and risks. Consistent with Item 9(c) and Item 4 of Form N-1A, each Fund discloses the principal strategies and principal risks of investing in the Fund in the summary “Risk/Return Summary” section. The information in the section entitled “Additional Information about Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides information regarding certain non-principal strategies and risks but identifies whether the strategy is a principal or non-principal risk to the Fund. For example, investing in foreign securities is a “principal strategy of each Equity Fund. Therefore, investing in foreign securities may be considered a principal risk of these Funds.” However, each Fund may invest in participatory notes, but it is “not considered a principal risk of any Fund.”

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:        R. Biles